UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42299

Samfine Creation Holdings Group Limited

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On October 22, 2024, Cathay Securities, Inc. (“Cathay”), as the representative of the underwriters of the initial public offering of Samfine Creation Holdings Group Limited (the “Company”), exercised its over-allotment option in full to purchase an additional 300,000 ordinary shares of the Company at the public offering price of US$4.00 per share (the “Option”). The closing for the sale of the over-allotment shares took place on October 25, 2024. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$9,200,000, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 25, 2024, announcing the exercise of the over-allotment option.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMFINE CREATION HOLDINGS GROUP LIMITED

Date: October 25, 2024	By:	/s/ Wing Wah Cheng, Wayne
	Name:	Wing Wah Cheng, Wayne
	Title:	Chief Executive Officer, Director and Chairman

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